Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Notice of Fourteenth Annual General Meeting
NOTICE IS HEREBY GIVEN THAT the Fourteenth Annual General Meeting (the “Annual General Meeting”) of STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”) will be held at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059, on April 23, 2008 at 10.00 a.m. (Singapore time) to transact the following routine and special business:
Routine Business
(1)	To adopt the Audited Financial Statements of the Company for the financial year ended December 30, 2007, together with the Reports of the Directors and the Auditors.

(2)	To re-elect the following Directors, each of whom will retire pursuant to Article 94 of the Articles of Association of the Company and who, being eligible, offer themselves for re-election:
(a)	Mr. Tan Lay Koon; and

(b)	Mr. Peter Seah Lim Huat.
(3)	To re-elect Mr. Phoon Siew Heng who will cease to hold office pursuant to Article 99 of the Articles of Association of the Company and who, being eligible, offers himself for re-election.

(4)	To re-appoint the following Directors each of whom will retire under Section 153(6) of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), to hold office from the date of this Annual General Meeting until the next annual general meeting of the Company:
(a)	Mr. Charles R. Wofford; and

(b)	Mr. R. Douglas Norby.
(5)	To re-appoint PricewaterhouseCoopers as Auditors to hold office until the conclusion of the next annual general meeting of the Company at a remuneration to be determined by the Board of Directors upon the recommendation of the Audit Committee of the Board of Directors.

(6)	To approve Directors’ fees totalling approximately US$565,610 (approximately S$789,000 based on the exchange rate as of February 29, 2008) for the financial year ended December 30, 2007.

(7)	To approve Directors’ fees totalling approximately US$518,000 (approximately S$723,000 based on the exchange rate as of February 29, 2008) for the financial year ending December 28, 2008.
Special Business
(8)	To consider and, if thought fit, to pass, with or without modifications, the following resolutions of which Resolutions 8(a) to 8(e) will be proposed as ordinary resolutions and Resolution 8(f) will be proposed as a special resolution:
Ordinary Resolutions
(a)	Authority to Allot and Issue Shares and to Create and Issue Instruments and to Allot and Issue Shares in connection therewith pursuant to Section 161 of the Companies Act.

That pursuant to Section 161 of the Companies Act, the Directors be and are hereby authorised to:
(i)	allot and issue shares in the capital of the Company; and/or

(ii)	make or grant offers, agreements or options (collectively, “Instruments”) that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other Instruments convertible into shares, at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit, and, notwithstanding the authority conferred by this resolution may have ceased to be in force, issue shares pursuant to any Instrument made or granted by

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the Directors while this resolution was in force,

provided that:
(1)	the aggregate number of shares to be issued pursuant to this resolution (including shares to be issued pursuant to Instruments made or granted under this resolution) does not exceed 50% of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with subparagraph 2 below), of which the aggregate number of shares to be issued other than on a pro rata basis to shareholders of the Company (including shares to be issued pursuant to Instruments made or granted under this resolution) does not exceed 10% of the total number of issued shares (excluding treasury shares) in the capital of the Company (as calculated in accordance with subparagraph 2 below);

(2)	for the purpose of determining the aggregate number of shares that may be issued under subparagraph 1 above, the total number of issued shares (excluding treasury shares) shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company, at the time this resolution is passed, after adjusting for:
a.	new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time this resolution is passed; and

b.	any subsequent bonus issue, consolidation or subdivision of shares;
(3)	(unless revoked or varied by the Company in a general meeting) the authority conferred by this resolution shall continue in force until the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required by law to be held, whichever is the earlier.
(b)	Authority to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan (collectively, the “Substitute Plans”).

That the Directors be and are hereby authorised to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Substitute Plans.

(c)	Authority to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”).

That the Directors be and are hereby authorised to allot and issue from time to time such number of shares of the Company as may be required to be issued pursuant to the exercise of the options under the Share Option Plan.

(d)	Authority to Allot and Issue Shares pursuant to the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”).

That the Directors be and are hereby authorised to allot and issue from time to time such number of fully paid-up ordinary shares in the capital of the Company as may be required to be allotted and issued pursuant to the vesting of Restricted Share Units (“RSUs”) under the RSP, provided that the aggregate number of ordinary shares in the capital of the Company to be delivered under the RSP shall not exceed 50 million ordinary shares in the capital of the Company.

(e)	The Proposed Amendments to, and Renewal of, the Share Purchase Mandate

That:
(i)	for the purposes of Sections 76C and 76E of the Companies Act, the exercise by the Directors of the Company of all the powers of the Company to purchase or otherwise acquire issued ordinary shares each fully paid in the capital of the Company (“Shares”) (including Shares represented by American Depositary Shares (“ADSs”)) not exceeding in aggregate the Maximum Percentage (as hereafter defined), at such price or prices as may be determined by the Directors from time to time up to the Maximum Price (as hereafter defined), whether by way of:
(aa)	market purchase(s) on the Singapore Exchange Securities Trading Limited (“SGX-ST”) transacted through the SGX-ST’s trading system; and/or

(bb)	off-market purchase(s) (if effected otherwise than on the SGX-ST) in accordance with any equal access scheme(s) as may be determined or formulated by the Directors as they consider fit, which scheme(s) shall satisfy all the conditions prescribed by the Companies Act,

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and otherwise in accordance with all other laws and regulations as may for the time being be applicable, be and is hereby authorised and approved generally and unconditionally (the “Share Purchase Mandate”);

(ii)	unless varied or revoked by the Company in general meeting, the authority conferred on the Directors of the Company pursuant to the Share Purchase Mandate may be exercised by the Directors at any time, and from time to time during the period commencing from the date of the passing of this Resolution and expiring on the earlier of:
(aa)	the date on which the next annual general meeting of the Company is held; and

(bb)	the date by which the next annual general meeting of the Company is required by law to be held;
(iii)	in this Resolution:

“Market Day” means a day on which the SGX-ST is open for trading in securities;

“Maximum Percentage” means that number of issued Shares (including Shares represented by ADSs) representing 2.5% of the total number of issued ordinary shares of the Company as of the date of the passing of this Resolution (excluding any Shares which are held as treasury shares as of that date); and

“Maximum Price” in relation to a Share or ADS to be purchased or acquired, means the purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) which shall not exceed 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST at the time the purchase is effected; and

(iv)	the Directors of the Company and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) as they and/or he may consider expedient or necessary to give effect to the transactions contemplated and/or authorised by this Resolution.
Special Resolution
(f)	The Proposed Alteration to the Articles of Association

That Article 90 be altered in the manner as set out in the Proxy Statement dated March 28, 2008 in respect of the Annual General Meeting.
(9)	To transact any other business as may be properly transacted at any annual general meeting.
BY ORDER OF THE BOARD
Elaine Sin Mei Lin @ Tan Mei Lin
Company Secretary
Date: March 28, 2008
Notes:
(1)	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members).

(2)	A shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders may appoint any member of the Board or any other person as their proxy. The instrument appointing a proxy must be deposited at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy may be revoked at any time, not less than 48 hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.

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(3)	The Company is subject to applicable U.S. federal securities laws and is not subject to the continuing listing rules of the SGX-ST.

(4)	Since the beginning of financial year 2005, the Company employed financial year reporting periods that end on the Sunday nearest and prior to December 31. The Company’s financial year 2007 ended on December 30, 2007.

(5)	The Company may use the internal sources of funds of the Company and its subsidiaries (the “Group”) or external borrowings or a combination of both to finance the purchase or acquisition of its Shares (including Shares represented by ADSs). The amount of financing required for the Company to purchase or acquire its Shares (including Shares represented by ADSs), and the impact on the Company’s financial position, cannot be ascertained as of the date of this Notice as these will depend on the number of Shares purchased or acquired and the price at which such Shares were purchased or acquired and whether the Shares purchased or acquired are held in treasury or cancelled.

Based on the existing issued ordinary Shares of the Company of 2,056,956,856 Shares as of February 29, 2008, the purchase by the Company of 2.5% of its issued Shares (including Shares represented by ADSs) will result in the purchase or acquisition of 51,423,921 Shares.

Assuming that the Company purchases or acquires the 51,423,921 Shares at the Maximum Price of S$1.365 (approximately US$0.978 based on the exchange rate as of February 29, 2008) for one Share (being the price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) equal to 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST for the five consecutive Market Days on which the Shares were traded on the SGX-ST immediately preceding February 29, 2008), the maximum amount of funds required for the purchase or acquisition of the 51,423,921 shares is S$70,194,000 (approximately US$50,304,000 based on the exchange rate as of February 29, 2008).

The financial effects of the purchase or acquisition of such Shares (including Shares represented by ADSs) by the Company pursuant to the proposed Share Purchase Mandate on the audited consolidated financial statements of the Company for the financial year ended December 30, 2007 based on these assumptions are set out in Proposal 8(e) of the Proxy Statement.

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STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Proxy Statement
March 28, 2008
The accompanying proxies are solicited on behalf of the Board of Directors (the “Board” or the “Board of Directors”) of STATS ChipPAC Ltd. (the “Company” or “STATS ChipPAC”), a company incorporated in the Republic of Singapore under the Companies Act, Chapter 50 of Singapore (the “Companies Act”), for use at its Fourteenth Annual General Meeting of Shareholders (the “Annual General Meeting”) to be held on April 23, 2008, at 10.00 a.m. (Singapore time), at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059, or at any adjournments thereof, for the purposes set out in the accompanying Notice of Annual General Meeting.
Shareholders Entitled to Notice of Annual General Meeting
A shareholder is a person whose name appears on the Depository Register (as defined in the Companies Act) maintained by The Central Depository (Pte) Limited in Singapore or a person registered in STATS ChipPAC’s Register of Shareholders (i.e. Members) as a holder of STATS ChipPAC’s ordinary shares.
We have mailed the Notice of Annual General Meeting, this Proxy Statement and the Annual Report to shareholders who are listed at the close of business on February 29, 2008. These documents were first mailed to shareholders on or about March 28, 2008.
Shareholders are advised to read this Proxy Statement carefully prior to returning their instruments appointing a proxy or proxies.
Quorum
Any two or more shareholders holding or representing in aggregate not less than 33 1/3% of the number of the total issued and fully-paid ordinary shares (excluding treasury shares) of STATS ChipPAC present in person or by proxy at the Annual General Meeting will constitute a quorum for the transaction of business at the Annual General Meeting.
Shareholders Entitled to Vote
Shareholders who are registered with The Central Depository (Pte) Limited or in STATS ChipPAC’s Register of Shareholders (i.e. Members) as at forty-eight (48) hours before the time appointed for holding the Annual General Meeting shall be entitled to vote at the Annual General Meeting.
At the close of business on February 29, 2008, there were 2,056,956,856 ordinary shares issued and outstanding.
Proxies
To be effective, a proxy must be deposited at STATS ChipPAC’s registered office located at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059, not less than forty-eight (48) hours before the time appointed for holding the Annual General Meeting or at any adjournment thereof. A proxy need not be a shareholder. Shareholders may appoint any member of the Board or any other person as their proxy.
Any shareholder signing a proxy in the form accompanying this Proxy Statement has the power to revoke it either prior to the Annual General Meeting at which the matter voted by proxy is acted upon or at the Annual General Meeting prior to the vote on the matter. A proxy may be revoked by the shareholder at any time not less than forty-eight (48) hours before the time set for the Annual General Meeting by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Annual General Meeting prior to the vote of the resolution by such shareholder attending the Annual General Meeting and voting in person.

Voting
On a show of hands, every shareholder present in person or by proxy shall have one vote and on a poll, every shareholder present in person or by proxy shall have one vote for each ordinary share held or represented. A resolution put to the vote of shareholders at the Annual General Meeting will be decided on a show of hands unless a poll is demanded by the Chairman of the Annual General Meeting or by not less than five shareholders present in person or by proxy and entitled to vote at the Annual General Meeting or by a shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the Annual General Meeting or a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of STATS ChipPAC (excluding treasury shares); provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.
Ordinary shares represented by duly executed proxies deposited with STATS ChipPAC will be voted at the Annual General Meeting in accordance with shareholders’ instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a shareholder may vote or abstain as he may think fit.
On a show of hands, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of shareholders present in person or by proxy and voting at the Annual General Meeting. If a poll is demanded in accordance with this section, each of the resolutions to be proposed at the Annual General Meeting will be duly passed by the affirmative vote of a simple majority of votes cast at the Annual General Meeting for each ordinary share held or represented.
General Information
Since the beginning of financial year 2005, STATS ChipPAC employed financial year reporting periods that end on the Sunday nearest and prior to December 31. STATS ChipPAC’s financial year 2007 ended on December 30, 2007 and its next financial year will end on December 28, 2008.
The expense of printing and mailing proxy materials will be borne by STATS ChipPAC. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and other employees of STATS ChipPAC by personal interview, telephone or facsimile. No additional compensation will be paid for such solicitation. STATS ChipPAC will request brokers and nominees who hold ordinary shares in their names and Citibank, N.A., the Depository for STATS ChipPAC’s American Depositary Receipts (“ADR”) facility, to furnish proxy materials to the beneficial owners of the ordinary shares and ADRs and will reimburse such brokers and nominees for their reasonable expenses incurred in forwarding solicitation materials to such beneficial owners.
In this Proxy Statement, references to “S$” mean Singapore dollars, the legal currency of the Republic of Singapore, and references to “US$” mean United States dollars, the legal currency of the United States.
Summary of Proposals
Shareholders will be voting on the following proposals at this Annual General Meeting:
1.	Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 30, 2007, together with the Reports of the Directors and the Auditors.

2.	Re-election of Directors retiring by rotation pursuant to Article 94 of STATS ChipPAC’s Articles of Association.

3.	Re-election of Directors pursuant to Article 99 of STATS ChipPAC’s Articles of Association.

4.	Re-appointment of Directors pursuant to Section 153(6) of the Companies Act.

5.	Re-appointment of PricewaterhouseCoopers (“PwC”) as Auditors and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.

6.	Approval of Directors’ fees for the financial year ended December 30, 2007.

7.	Approval of Directors’ fees for the financial year ending December 28, 2008.

8.	Authority to the Board of Directors to allot and issue shares and to create and issue instruments, to amend and renew the share purchase mandate and approve the proposed alterations to the Articles of Association.

Proposal No. 1
Adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 30, 2007, together with the Reports of the Directors and the Auditors
STATS ChipPAC’s Annual Report for its financial year ended December 30, 2007 accompanies this Proxy Statement. STATS ChipPAC’s financial statements included in the Annual Report have been prepared in conformity with United States generally accepted accounting principles and are accompanied by an auditors’ report from PwC.
The Board recommends a vote for the adoption of the Audited Financial Statements of STATS ChipPAC for the financial year ended December 30, 2007, together with the Reports of the Directors and the Auditors.
Proposal No. 2
Re-election of Directors retiring by rotation pursuant to Article 94 of STATS ChipPAC’s Articles of Association
According to Article 94 of STATS ChipPAC’s Articles of Association, one-third of the Board (or, if the number of directors on the Board is not a multiple of three, the number nearest to but not less than one-third) will retire at each annual general meeting of STATS ChipPAC. The Directors retiring each year are determined by those who have been in office longest since their re-election or appointment. The retiring Directors are nonetheless eligible for re-election.
Accordingly, pursuant to Article 94 of STATS ChipPAC’s Articles of Association, on the date of this Annual General Meeting, Mr. Tan Lay Koon and Mr. Peter Seah Lim Huat shall retire as Directors by rotation. They have offered themselves for re-election. The Board believes that it is in the best interest of STATS ChipPAC to re-elect Mr. Tan Lay Koon and Mr. Peter Seah Lim Huat as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 17-18 of this Proxy Statement.
The Board recommends a vote for the re-election of each of Mr. Tan Lay Koon and Mr. Peter Seah Lim Huat as a Director of STATS ChipPAC.
Proposal No. 3
Re-election of Directors pursuant to Article 99 of STATS ChipPAC’s Articles of Association
According to Article 99 of STATS ChipPAC’s Articles of Association, the Board shall have the power to appoint any person to be a Director to fill a casual vacancy or as an additional director. Any person so appointed shall hold office only until the next annual general meeting. He shall then be eligible for re-election.
Pursuant to Article 99 of STATS ChipPAC’s Articles of Association, the Board appointed Mr. Phoon Siew Heng on August 6, 2007 to fill a casual vacancy.
Accordingly, pursuant to Article 99 of STATS ChipPAC’s Articles of Association, on the date of this Annual General Meeting, Mr. Phoon Siew Heng’s appointment as a Director on the Board will expire. He has offered himself for re-election. The Board believes that it is in the best interest of STATS ChipPAC to re-elect Mr. Phoon Siew Heng as a Director.
The biography of this Director and a complete listing of all our Directors are provided on pages 17-18 of this Proxy Statement.
The Board recommends a vote for the re-election of Mr. Phoon Siew Heng as a Director of STATS ChipPAC.
Proposal No. 4
Re-appointment of Directors pursuant to Section 153(6) of the Companies Act
Section 153(1) of the Companies Act provides that, subject to the provisions of Section 153, no person of or over the age of 70 years shall be appointed or shall act as a director of a public company or of a subsidiary of a public company. Section 153(6) allows for the appointment or re-appointment of such a person as a director of the company, by the passing of an ordinary resolution by a simple majority of shareholders of the company as being entitled to vote in person or by proxy at a general meeting of the company. A director appointed or re-appointed pursuant to Section 153(6) of the Companies Act would hold office until the next annual general meeting of the company.
Mr. Charles R. Wofford and Mr. R. Douglas Norby are offering themselves for re-appointment to the Board under Section 153(6) of the Companies Act. The Board believes that it is in the best interest of STATS ChipPAC to re-appoint Mr. Charles R. Wofford and Mr. R. Douglas Norby as Directors.
The biographies of these Directors and a complete listing of all our Directors are provided on pages 17-18 of this Proxy Statement.
The Board recommends a vote for the re-appointment of each of Mr. Charles R. Wofford and Mr. R. Douglas Norby as a Director of STATS ChipPAC to hold such office from the date of this Annual General Meeting until the next annual general meeting.
Proposal No. 5
Re-appointment of PwC as Auditors and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration
The Audit Committee of the Board intends to re-appoint PwC as STATS ChipPAC’s Auditors to perform the audit of its financial statements for the financial year ending December 28, 2008. PwC audited STATS ChipPAC’s financial statements for the financial year ended December 30, 2007. The Board expects that a representative of PwC will be present at the Annual General Meeting. Such representative will be given an opportunity to make a statement at the meeting if he desires to do so, and will be available to respond to appropriate questions. PwC has consented to act as Auditors for the financial year ending December 28, 2008.
The Board, upon the recommendation of the Audit Committee of the Board, recommends a vote for the re-appointment of PwC as Auditors of STATS ChipPAC to hold office until the conclusion of the next annual general meeting and authorisation to the Board, upon the recommendation of the Audit Committee of the Board, to fix their remuneration.
Proposal No. 6
Approval of Directors’ fees for the financial year ended December 30, 2007
In accordance with Article 81 of STATS ChipPAC’s Articles of Association, STATS ChipPAC in general meeting shall approve the payment of Directors’ fees of approximately US$565,610 (approximately S$789,000 based on the exchange rate as of February 29, 2008) (Year 2006: US$563,670) for services rendered during the financial year ended December 30, 2007. As of December 30, 2007, we had seven directors on the Board. In Singapore, it is customary that directors are paid a fee for their contributions to the company.
Directors’ fees for the financial year ended December 30, 2007 represented an increase of approximately 0.3% over Directors’ fees for year 2006. The proposed Directors’ fees for 2007 are higher due principally to an increased number of meetings held in 2007 as opposed to 2006.
The Board recommends a vote for the approval of Directors’ fees totaling approximately US$565,610 for the financial year ended December 30, 2007.
Proposal No. 7
Approval of Directors’ fees for the financial year ending December 28, 2008
In Singapore, annual general meetings of listed companies are required to held within 4 months after a financial year ends. Effectively, a director only gets paid for the services rendered about 16 months after the start of the financial year. In countries such as Australia, United Kingdom and the United States, directors get paid for the services rendered during the course of the financial year on an “as earned” basis or quarterly or half-yearly in advance of a financial year rather than in arrears after the financial year ends.
In order to ensure that STATS ChipPAC is able to attract the right calibre of Directors necessary to contribute effectively to the Board, STATS ChipPAC recognises that, in addition to the right level of remuneration, timely payment to Directors is also needed.

Currently, we have seven Directors on the Board. STATS ChipPAC is proposing the payment of Directors’ fees of approximately US$518,000 (approximately S$723,000 based on the exchange rate as of February 29, 2008) (Year 2007: US$565,610) for services to be rendered during the financial year ending December 28, 2008. Directors’ fees for the financial year ending December 28, 2008 represents a decrease of approximately 8% over the Directors’ fees in 2007. We expect the proposed Directors’ fees for 2008 to be lower due to a decrease in the number of Directors in 2008.
The Board recommends a vote for the approval of Directors’ fees totaling approximately US$518,000 for the financial year ending December 28, 2008.
Proposal No. 8
In order to limit the possible dilutive effect of the share plans as described below, STATS ChipPAC is committed to limiting the aggregate number of unissued shares available to be issued under all the share plans to no more than 15% of the total number of issued shares of STATS ChipPAC from time to time, on a fully diluted, fully converted basis. In addition, each of the share plans will have a maximum limitation on the number of shares that may be delivered under each such share plan as follows:
(i)	the STATS ChipPAC Ltd. Share Option Plan, as amended (the “Share Option Plan”): no more than 198 million shares (including the 80 million shares subject to the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan); and

(ii)	the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”): no more than 50 million shares.
Proposals No. 8(a)
Authority to the Board to allot and issue shares and to create and issue instruments and to allot and issue shares in connection therewith.
Under the Companies Act, directors may exercise any power of the company to issue shares only with the prior approval of the shareholders of the company at a general meeting. Such approval, if granted, is effective from the date of the meeting at which it was given to the earlier of the conclusion of the next annual general meeting of shareholders of the company or the expiration of the period within which the next annual general meeting is required by law to be held.
Shareholders’ approval is sought to authorise the Board to allot and issue shares in the capital of the Company and to make or grant Instruments (such as warrants and debentures) convertible into shares, and to issue shares pursuant to such Instruments, up to a number not exceeding 50% of the total number of issued shares (excluding treasury shares) in the capital of the Company, with a sub-limit of 10% for issues other than on a pro rata basis to shareholders. For the purpose of determining the aggregate number of shares that may be issued, the total number of issued shares (excluding treasury shares) shall be based on the total number of issued shares (excluding treasury shares) in the capital of the Company at the time that this resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that this resolution is passed, and (b) any subsequent bonus issue, consolidation or subdivision or shares. This approval, if granted, will commence from this annual general meeting and will lapse at the conclusion of the annual general meeting of STATS ChipPAC to be held in the year 2009.
In summary, the shareholders are requested to authorise the Board to allot and issue shares in the capital of STATS ChipPAC and create and issue instruments and to allot and issue shares in the capital of STATS ChipPAC in connection therewith pursuant to Section 161 of the Companies Act.
The Board recommends a vote for the resolution set out under Proposal No. 8(a) as described above and in the Notice of the Annual General Meeting.
Proposals No. 8(b), (c) and (d)
Authority to the Board to allot and issue shares pursuant to existing share plans.

The requirement for shareholders’ approval under the Companies Act extends to the issue of shares pursuant to the exercise of options under the Share Option Plan, the STATS ChipPAC Ltd. Substitute Equity Incentive Plan and the STATS ChipPac Ltd Substitute Share Purchase and Option Plan and the vesting of RSUs pursuant to the RSP.
The shareholders are requested to authorise the Board to:
(i)	under Proposal 8(b), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options under the Substitute Option Plan and the Substitute EIP;

(ii)	under Proposal 8(c), allot and issue shares in the capital of STATS ChipPAC pursuant to the exercise of the options granted under the Share Option Plan; and

(iii)	under Proposal 8(d), allot and issue shares in the capital of STATS ChipPAC pursuant to the vesting of RSUs granted under the RSP. The shares may be new or existing shares (including treasury shares).
Information concerning past grants under the existing share plans is set forth under the “Compensation of Directors and Senior Management”, “Share Options for Directors” and “Employees’ Share Option Ownership Scheme” sections of this Proxy Statement.
The Board recommends a vote for each of the resolutions set out under Proposals No. 8(b), (c) and (d) as described above and in the Notice of the Annual General Meeting.
Proposal No. 8(e)
Amendment to, and Renewal of, the Share Purchase Mandate
1.	Background

It is a requirement that a Singapore incorporated company such as STATS ChipPAC which wishes to purchase or acquire its own shares should obtain approval of its shareholders to do so at a general meeting of its shareholders. Accordingly, approval was sought from shareholders at the last Annual General Meeting held on April 25, 2007 for a general and unconditional mandate (the “Share Purchase Mandate”) to be given for the purchase or acquisition by STATS ChipPAC of its issued shares (including shares represented by American Depositary Shares (“ADSs”)).

As approved by shareholders at the last annual general meeting held on April 25, 2007, the authority conferred by the Share Purchase Mandate will continue in force until the next annual general meeting of STATS ChipPAC, which is scheduled to be held on April 23, 2008 (whereupon it will lapse, unless renewed at such meeting). As of December 30, 2007, the Company has not repurchased any shares.

2.	Rationale for the Renewal of the Share Purchase Mandate

The rationale for STATS ChipPAC to undertake a purchase or acquisition of its shares (including shares represented by ADSs) is as follows:
(a)	In managing our business, management strives to increase shareholders’ value. In addition to growth and expansion of the business, share purchases may be considered as one of the ways through which shareholders’ value may be enhanced.

(b)	The Share Purchase Mandate will provide us with greater flexibility in managing our capital and maximising returns to our shareholders. To the extent that STATS ChipPAC has capital and surplus funds that are in excess of its financial needs, taking into account its growth and expansion plans, the Share Purchase Mandate will facilitate the return of excess cash and surplus funds to shareholders in an expedient, effective and cost-efficient manner.

(c)	A share repurchase program will also allow management to effectively manage and minimise the dilutive impact (if any) associated with employee or share compensation schemes.

(d)	Share repurchase programs help buffer short-term share price volatility.

(e)	The Share Purchase Mandate will provide STATS ChipPAC the flexibility to undertake share repurchases at any time, subject to market conditions and applicable laws, during the period when the Share Purchase Mandate is in force.
The purchase or acquisition of shares will only be undertaken if it can benefit STATS ChipPAC and shareholders. Shareholders should note that purchases or acquisitions of shares pursuant to the Share Purchase Mandate may not be carried out to the full limit as authorised. No purchase or acquisition of shares will be made in circumstances which would have or may have a material adverse effect on the liquidity and capital adequacy position of STATS ChipPAC and its subsidiaries (the “Group”) as a whole.

3.	Rationale for Amendment to Share Purchase Mandate

STATS ChipPAC’s ADSs were delisted from the Nasdaq Global Select Market (“Nasdaq”) on December 31, 2007. Accordingly, references to Nasdaq are no longer relevant, and are proposed to be deleted from the terms of the Share Purchase Mandate.

4.	Authority and Limits of the Share Purchase Mandate. The authority and limitations placed on the purchases or acquisitions of shares by STATS ChipPAC under the Share Purchase Mandate, if renewed at the Annual General Meeting, are summarised below. STATS ChipPAC intends to effect repurchases of shares in compliance with all applicable laws.
4.1	Maximum number of shares

Only shares which are issued and fully paid-up may be purchased or acquired by STATS ChipPAC. The total number of shares which may be purchased or acquired by STATS ChipPAC pursuant to the Share Purchase Mandate is limited to that number of shares representing not more than 2.5% of the total number of issued ordinary shares of STATS ChipPAC as of the date of the forthcoming Annual General Meeting at which the Share Purchase Mandate is renewed. Any shares which are held as treasury shares will be disregarded for the purposes of computing the 2.5% limit.

4.2	Duration of authority

Purchases or acquisitions of shares may be made, at any time and from time to time, on and from the date of the Annual General Meeting, at which the Share Purchase Mandate is renewed, up to:
(a)	the date on which the next annual general meeting of STATS ChipPAC is held or required by law to be held; or

(b)	the date on which the authority conferred by the Share Purchase Mandate is revoked or varied, whichever is the earlier.
4.3	Manner of purchases or acquisitions of shares

Purchases or acquisitions of shares may be made by way of:
(a)	on-market purchases (“Market Purchases”), in respect of shares transacted through the SGX-ST’s trading system or on any other securities exchange on which the shares may for the time being be listed and quoted, through one or more duly licensed dealers appointed by STATS ChipPAC for the purpose; and/or

(b)	off-market purchases (“Off-Market Purchases”), otherwise than on a securities exchange, in accordance with an equal access scheme or schemes.
The Company may or may not effect any Off-Market Purchases. If it does so, the Directors may impose such terms and conditions which are not inconsistent with the Share Purchase Mandate, applicable U.S. federal securities law and the Companies Act as they consider fit in the interests of STATS ChipPAC in connection with or in relation to any equal access scheme or schemes. An equal access scheme must, however, satisfy all the following conditions:
(i)	offers for the purchase or acquisition of shares shall be made to every person who holds shares to purchase or acquire the same percentage of their shares;

(ii)	all of those persons shall be given a reasonable opportunity to accept the offers made; and

(iii)	the terms of all the offers are the same, except that there shall be disregarded (1) differences in consideration attributable to the fact that offers may relate to shares with different accrued dividend entitlements and (2) differences in the offers introduced solely to ensure that each person is left with a whole number of shares.
If STATS ChipPAC wishes to make an Off-Market Purchase in accordance with an equal access scheme, it will comply with all applicable U.S federal securities laws and the Companies Act and will issue an offer document containing at least the following information:
(i)	the terms and conditions of the offer;

(ii)	the period and procedures for acceptances; and

(iii)	the information required under Rules 883(2), (3), (4) and (5) of the SGX-ST Listing Manual and required by applicable U.S federal securities laws regulating tender offers.
4.4	Purchase Price

The purchase price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) to be paid for a share will be determined by the Directors. The purchase price to be paid for the shares as determined by the Directors pursuant to the Share Purchase Mandate (both Market Purchases and Off-Market Purchases) must not exceed 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST at the time the purchase is effected (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) (the “Maximum Price”).
5.	Status of Purchased Shares. A share (including a share represented by an ADS) purchased or acquired by STATS ChipPAC is deemed cancelled immediately on purchase or acquisition (and all rights and privileges attached to the share or ADS will expire on such cancellation) unless such share is held by STATS ChipPAC as a treasury share. Accordingly, the total number of issued shares will be diminished by the number of shares (including shares represented by ADSs) purchased or acquired by STATS ChipPAC and which are not held as treasury shares.

6.	Treasury Shares. Under the Companies Act, as amended by the Companies (Amendment) Act 2005, shares (including shares represented by ADSs) purchased or acquired by STATS ChipPAC may be held or dealt with as treasury shares. Some of the provisions on treasury shares under the Companies Act, as amended by the Companies (Amendment) Act 2005, are summarised below:
6.1	Maximum Holdings

The number of shares (including shares represented by ADSs) held as treasury shares cannot at any time exceed 10% of the total number of issued shares.

6.2	Voting and Other Rights

STATS ChipPAC cannot exercise any right in respect of treasury shares. In particular, STATS ChipPAC cannot exercise any right to attend or vote at meetings and for the purposes of the Companies Act, STATS ChipPAC shall be treated as having no right to vote and the treasury shares shall be treated as having no voting rights.

In addition, no dividend may be paid, and no other distribution of STATS ChipPAC’s assets may be made, to STATS ChipPAC in respect of treasury shares. However, the allotment of shares as fully paid bonus shares in respect of treasury shares is allowed. Also, a subdivision or consolidation of any treasury share into treasury shares of a smaller amount is allowed so long as the total value of the treasury shares after the subdivision or consolidation is the same as before.

6.3	Disposal and Cancellation

Where shares (including shares represented by ADSs) are held as treasury shares, STATS ChipPAC may at any time:
(a)	sell the treasury shares for cash;

(b)	transfer the treasury shares for the purposes of or pursuant to an employees’ share scheme;

(c)	transfer the treasury shares as consideration for the acquisition of shares in or assets of another company or assets of a person;

(d)	cancel the treasury shares; or

(e)	sell, transfer or otherwise use the treasury shares for such other purposes as may be prescribed by the Minister for Finance.
7.	Source of Funds. STATS ChipPAC may purchase or acquire its own shares (including shares represented by ADSs) out of capital, as well as from its profits.

The Company will use internal resources or external borrowings or a combination of both to fund purchases or acquisitions of shares (including shares represented by ADSs) pursuant to the Share Purchase Mandate.

8.	Financial Effects. The financial effects on the Group arising from purchases or acquisitions of shares (including shares represented by ADSs) which may be made pursuant to the Share Purchase Mandate will depend on, inter alia, whether such shares are purchased or acquired out of profits and/or capital of the

Company, the number of such shares purchased or acquired, the price paid for such shares and whether such shares purchased or acquired are held as treasury shares or cancelled. The financial effects on the Group, based on the audited consolidated financial statements of STATS ChipPAC for the financial year ended December 30, 2007, are based on the assumptions set out below.
8.1	Purchase or Acquisition out of Capital or Profits

Under the Companies Act, as amended by the Companies (Amendment) Act 2005, purchases or acquisitions of shares by STATS ChipPAC may be made out of STATS ChipPAC’s capital or profits so long as STATS ChipPAC is solvent.

Where the consideration paid by STATS ChipPAC for the purchase or acquisition of shares is made out of profits, such consideration (excluding related brokerage, goods and services tax, stamp duties and clearance fees) will correspondingly reduce the amount available for the distribution of cash dividends by STATS ChipPAC. Where the consideration paid by STATS ChipPAC for the purchase or acquisition of shares is made out of capital, the amount available for the distribution of cash dividends by STATS ChipPAC will not be reduced.

8.2	Information as of February 29, 2008 (the “Latest Practicable Date”)

As at the Latest Practicable Date, the issued capital of STATS ChipPAC comprised 2,056,956,856 shares. In addition, as at the Latest Practicable Date, there were outstanding and remaining unexercised share options and unvested awards to subscribe for, and outstanding convertible notes convertible into, up to an aggregate of 170,206,378 shares. Except in respect of shares which are issuable upon full conversion of the outstanding convertible notes of the Company or issuable pursuant to the Option Plans and RSP, no shares are reserved for issue by STATS ChipPAC as at the Latest Practicable Date.

Purely for illustrative purposes, on the basis of 2,056,956,856 shares in issue as at the Latest Practicable Date and assuming no further shares are issued, the purchase by STATS ChipPAC of 2.5% of its issued shares will result in the purchase or acquisition of 51,423,921 shares.

Assuming that STATS ChipPAC purchases or acquires the 51,423,921 shares at the Maximum Price of S$1.365 (approximately US$0.978 based on the exchange rate as of February 29, 2008) for one share (being the price (excluding related brokerage, commission, applicable goods and services tax, stamp duties, clearance fees and other related expenses) equal to 105% of the highest independent bid or the last independent transaction price, whichever is the higher, quoted on the SGX-ST for the five consecutive market days on which the shares were traded on the SGX-ST immediately preceding the Latest Practicable Date), the maximum amount of funds required for the purchase or acquisition of the 51,423,921 shares is S$70,194,000 (approximately US$50,304,000 based on the exchange rate as of February 29, 2008). As of the Latest Practicable Date, the exchange rate was US$1.00 to S$1.3954.

Although the Share Purchase Mandate would authorise the Company to purchase or acquire up to 2.5% of its issued shares (including shares represented by ADSs) as at the date on which the Share Purchase Mandate is renewed at the Annual General Meeting, the Company may not necessarily purchase or acquire or be able to purchase or acquire the entire 2.5% of its issued shares (including shares represented by ADSs). As set out above, the Company may purchase or acquire its own shares (including shares represented by ADSs) out of capital, as well as from its profits so long as the Company is solvent. With effect from January 30, 2006, all amounts standing to the credit of the Company’s share premium account and any amount standing to the credit of the Company’s capital redemption reserve has become part of the Company’s share capital and can be used for the purchase of its own shares.

As STATS ChipPAC does not have accumulated profits as at December 30, 2007, we have not provided the financial effects on STATS ChipPAC arising from purchases or acquisitions of shares made out of STATS ChipPAC’s profits.

8.3	Illustrative Financial Effects

The financial effects on the Group arising from purchases or acquisitions of shares which may be made pursuant to the Share Purchase Mandate will depend on, inter alia, the aggregate number of shares purchased or acquired, whether the purchase or acquisition is made out of capital or profits, and the consideration paid at the relevant time and whether the shares purchased or acquired are cancelled or held as treasury shares. The assumptions include the following:
(a)	the Share Purchase Mandate had been effective since the beginning of the financial year ended December 30, 2007 and STATS ChipPAC had purchased 51,423,921 shares as at that date.

(b)	for purposes of deriving the “Net Tangible Assets Per Share” and the “Basic and Diluted Earnings Per Share and ADS”, the 9,623,193 shares which were issued pursuant to the Employee Share Purchase Plan 2004, RSP and the exercise of the share options between December 31, 2007 and the Latest Practicable Date, had been issued as at that date;

(c)	no issuance of shares from the exercise of share options after the Latest Practicable Date; and

(d)	the purchase consideration of S$70,194,000 (approximately US$50,304,000 based on the exchange rate as of February 29, 2008) had been funded from external borrowings at an effective interest rate of 3.78% per annum.
For illustrative purposes only and on the basis of the assumptions set out above, the financial effects of the:
(i)	acquisition of 51,423,921 shares by STATS ChipPAC pursuant to the Share Purchase Mandate by way of purchases made entirely out of capital and held as treasury shares; and

(ii)	acquisition of 51,423,921 shares by STATS ChipPAC pursuant to the Share Purchase Mandate by way of purchases made entirely out of capital and cancelled, based on the audited consolidated financial statements of STATS ChipPAC for the financial year ended December 30, 2007 would be as set out on the following pages:

(a)	Purchases made entirely out of capital and held as treasury shares

	Before	After
	Share Purchase	Share Purchase
	(In US$’000, except per share data and ratios)
Share Capital	1,891,546	1,891,546
Accumulated Other Comprehensive Loss	(7,605)	(7,605)
Accumulated Deficit	(499,972)	(501,779)

	1,383,969	1,382,162
Treasury Shares	—	(50,304)

Total Shareholders’ Equity	1,383,969	1,331,858

Net Tangible Assets	855,054	802,943
Current Assets	635,852	635,852
Current Liabilities	604,242	656,353
Total Borrowings	664,634	714,938
Cash and Cash Equivalents	213,461	213,461
Net Debt	451,173	501,477
Number of Shares (’000)	2,056,957	2,056,957 *
Financial Ratios
Net Tangible Assets per Share (US$)	0.42	0.40
Gross Debt Gearing (%)(i)	48.0	53.7
Net Debt Gearing (%)(ii)	32.6	37.7
Current Ratio (times)(iii)	1.05	0.97
Basic Earnings Per Share (US cents)	0.05	0.05
Diluted Earnings Per Share (US cents)	0.04	0.04
Basic Earnings Per ADS (US cents)	0.46	0.46
Diluted Earnings Per ADS (US cents)	0.43	0.43

* Includes the 51,423,921 shares that are held as treasury shares and is computed based on 2,056,956,856 shares in issue as at the Latest Practicable Date.
Notes:
(i)	Gross Debt Gearing is equal to Total Borrowings divided by Total Shareholders’ Equity.

(ii)	Net Debt Gearing is equal to Total Borrowings (net of Cash and Cash Equivalents) divided by Total Shareholders’ Equity.

(iii)	Current Ratio is equal to Current Assets divided by Current Liabilities.

(b)	Purchases made entirely out of capital and cancelled

	Before	After
	Share Purchase	Share Purchase
	(In US$’000, except per share data and ratios)
Share Capital	1,891,546	1,841,242
Accumulated Other Comprehensive Loss	(7,605)	(7,605)
Accumulated Deficit	(499,972)	(501,779)

	1,383,969	1,331,858
Treasury Shares	—	—

Total Shareholders’ Equity	1,383,969	1,331,858

Net Tangible Assets	855,054	802,943
Current Assets	635,852	635,852
Current Liabilities	604,242	656,353
Total Borrowings	664,634	714,938
Cash and Cash Equivalents	213,461	213,461
Net Debt	451,173	501,477
Number of Shares (’000)	2,056,957	2,005,533 *
Financial Ratios
Net Tangible Assets per Share (US$)	0.42	0.40
Gross Debt Gearing (%)(i)	48.0	53.7
Net Debt Gearing (%)(ii)	32.6	37.7
Current Ratio (times)(iii)	1.05	0.97
Basic Earnings Per Share (US cents)	0.05	0.05
Diluted Earnings Per Share (US cents)	0.04	0.04
Basic Earnings Per ADS (US cents)	0.46	0.46
Diluted Earnings Per ADS (US cents)	0.43	0.43

*Excludes the 51,423,921 shares cancelled and is computed based on 2,056,956,856 shares in issue as at the Latest Practicable Date.

Notes:

(i)	Gross Debt Gearing is equal to Total Borrowings divided by Total Shareholders’ Equity.

(ii)	Net Debt Gearing is equal to Total Borrowings (net of Cash and Cash Equivalents) divided by Total Shareholders’ Equity.

(iii)	Current Ratio is equal to Current Assets divided by Current Liabilities.

The financial effects set out above are for illustrative purposes only and based on the aforementioned assumptions. It is important to note that the above analysis is based on the historical numbers in respect of the financial year ended December 30, 2007 and is not necessarily indicative of future performances. Although the Share Purchase Mandate would authorise STATS ChipPAC to purchase or acquire up to 2.5% of the issued shares (including shares represented by ADSs), STATS ChipPAC may not necessarily purchase or acquire or be able to purchase or acquire the entire 2.5% of the issued shares (including shares represented by ADSs). In addition, STATS ChipPAC may cancel all or part of the shares repurchased or hold all or part of the shares repurchased in treasury.
9.	Shares Repurchased
9.1	Disclosure of total number of shares repurchased

STATS ChipPAC, as a foreign private issuer, is required to file an annual report on Form 20-F with the U.S. Securities and Exchange Commission, which requires disclosure, among other things, for each of the preceding twelve months during its most recently completed financial year, of the total number of shares repurchased as part of a publicly announced program and the maximum number (or approximate dollar value) of shares that may yet be purchased under the program.

9.2	Insider Trading Policy

STATS ChipPAC has an Insider Trading Policy (the “Insider Trading Policy”) which guides and assists the Company and its Directors, officers and employees in the handling of corporate information and to prevent violations, whether inadvertent or otherwise, of the restrictions on insider trading under applicable laws and stock exchange rules. STATS ChipPAC will undertake any purchase or acquisition of shares pursuant to the Share Purchase Mandate in compliance with applicable insider trading laws and regulations.

9.3	Public Shareholders

As at January 31, 2008, approximately 16.9% of the Shares are held by shareholders other than Temasek Holdings (Private) Limited (“Temasek Holdings”) and our directors. In undertaking purchases or acquisitions of its Shares (including Shares represented by ADSs) through Market Purchases, STATS ChipPAC’s intention is that the number of Shares remaining in the hands of the public will not fall to such a level as to cause market illiquidity, to affect orderly trading or to affect the listing of the shares on the SGX-ST.

10.	Take-over Implications. Appendix 2 of the Singapore Code on Take-overs and Mergers (the “Code”) contains the Share Buy-Back Guidance Note applicable as at the Latest Practicable Date. The take-over implications arising from any purchase or acquisition by STATS ChipPAC of its shares are set out below:
10.1	Obligation to make a Take-over Offer

If, as a result of any purchase or acquisition by STATS ChipPAC of its shares, a shareholder’s proportionate interest in the voting capital of STATS ChipPAC increases, such increase will be treated as an acquisition for the purposes of Rule 14 of the Code. If such increase results in a change of effective control, or, as a result of such increase, a shareholder or group of shareholders acting in concert obtains or consolidates effective control of STATS ChipPAC, such shareholder or group of shareholders acting in concert could become obliged to make a take-over offer for STATS ChipPAC under Rule 14 of the Code.

10.2	Persons Acting in Concert

Under the Code, persons acting in concert comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company.

Unless the contrary is established, the following persons will be presumed to be acting in concert:
(a)	a company with any of its directors (together with their close relatives, related trusts as well as companies controlled by any of the directors, their close relatives and related trusts); and

(b)	a company, its parent, subsidiaries and fellow subsidiaries, and their associated companies and companies of which such companies are associated companies, and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the aforementioned for the purchase of voting rights, all with each other. For this purpose, a company is an associated company of another company if the second company owns or controls at least 20% but not more than 50% of the voting rights of the first-mentioned company.
The circumstances under which shareholders of STATS ChipPAC (including Directors of STATS ChipPAC) and persons acting in concert with them respectively will incur an obligation to make a take-over offer under Rule 14 after a purchase or acquisition of shares by STATS ChipPAC are set out in Appendix 2 of the Code.

10.3	Effect of Rule 14 and Appendix 2

In general terms, the effect of Rule 14 and Appendix 2 is that, unless exempted, Directors of STATS ChipPAC and persons acting in concert with them will incur an obligation to make a take-over offer for STATS ChipPAC under Rule 14 if, as a result of STATS ChipPAC purchasing or acquiring its shares, the voting rights of such Directors and their concert parties would increase to 30% or more, or if the voting rights of such Directors and their concert parties fall between 30% and 50% of STATS ChipPAC’s voting rights, the voting rights of such Directors and their concert parties would increase by more than 1% in any period of six months.

Under Appendix 2, a shareholder not acting in concert with the Directors of STATS ChipPAC will not be required to make a take-over offer under Rule 14 if, as a result of STATS ChipPAC purchasing or acquiring its shares, the voting rights of such shareholder in STATS ChipPAC would increase to 30% or more, or, if such shareholder holds not less than 30% but not more than 50% of STATS ChipPAC’s voting rights, the voting rights of such shareholder would increase by more than 1% in any period of six months. Such shareholder need not abstain from voting in respect of Resolution 8(e) authorising the Share Purchase Mandate.

Based on substantial shareholder notifications received by the STATS ChipPAC under Division 4, Part IV of the Companies Act as at the Latest Practicable Date as set out in the “Shareholdings and Share Trading” section of this Proxy Statement, none of the substantial shareholders of STATS ChipPAC would become obliged to make a take-over offer for STATS ChipPAC under Rule 14 of the Code as a result of the purchase by STATS ChipPAC of the maximum limit of 2.5% of its issued shares (including shares represented by ADSs) as at the Latest Practicable Date.
Shareholders are advised to consult their professional advisers and/or the Securities Industry Council at the earliest opportunity as to whether an obligation to make a take-over offer would arise by reason of any purchase or acquisition of shares (including shares represented by ADSs) by STATS ChipPAC.
The Board recommends a vote for the resolution set out under Proposal No. 8(e) as described above and in the Notice of the Annual General Meeting.
Proposal No. 8(f)
Alterations to the Articles of Association
Article 90 provides that the Chief Executive Officer or President who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company. Article 90 is proposed to be altered to delete the phrase “subject to the provisions of any contract between him and the Company”. This will ensure that the Chief Executive Officer or President, as a Director, is subject to the same retirement by rotation, resignation and removal provisions as the other Directors and that such provisions will not be subject to any contractual terms that he may have entered into with the Company.
For ease of reference, the full text of Article 90 has been reproduced below and the principal alterations highlighted.
Existing Article 90

90. A Chief Executive Office or President who is a Director shall, subject to the provisions of any contract between him and the Company, be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.
Retirement removal and resignation of Chief Executive Officer or President

Proposed alterations to Existing Article 90
By deleting Existing Article 90 in its entirety and substituting therefor the following:

90. A Chief Executive Office or President who is a Director shall, ~~subject to the provisions of any contract between him and the Company,~~ be subject to the same provisions as to retirement by rotation, resignation and removal as the other Directors of the Company.
Retirement removal and resignation of Chief Executive Officer or President
The Board recommends a vote for the resolution set out under Proposal No. 8(f) as described above and in the Notice of the Annual General Meeting.
Other Business
The Board does not presently intend to bring any other business before the Annual General Meeting, and so far as is known to the Board, no matters will be brought before the Annual General Meeting except as is specified in this Proxy Statement. As to any business that may properly come before the Annual General Meeting, however, it is intended that proxies, in the form enclosed, will be voted in respect thereof in accordance with the judgment of those persons voting such proxies.

Directors and Senior Management
The following table sets forth the name, age (as at January 31, 2008) and position of each director and member of senior management. The business address of our directors and senior management is our principal executive office in Singapore.

Name	Age	Position
Board of Directors
Charles R. Wofford(1)(2)(3)(4)	74	Chairman of our Board of Directors
Tan Lay Koon	49	Director, President and Chief Executive Officer
Peter Seah Lim Huat(5)(6)	61	Director
R. Douglas Norby(1)(5)(7)	72	Director
Teng Cheong Kwee(1)(6)(8)(9)	54	Director
Tokumasa Yasui(1)(9)	63	Director
Phoon Siew Heng(8)(10)	44	Director

Senior Management
Wan Choong Hoe	54	Executive Vice President, Chief Operating Officer
Han Byung Joon	48	Executive Vice President, Chief Technology Officer
John Lau Tai Chong	48	Senior Vice President, Chief Financial Officer
Ng Tiong Gee	45	Senior Vice President, Human Resources and Chief Information Officer
Janet T. Taylor	50	Senior Vice President, General Counsel

(1)	Determined by our Board of Directors to be independent for the purposes of the Singapore Code of Corporate Governance 2005.

(2)	Chairman of the Executive Committee.

(3)	Chairman of the Executive Resource and Compensation Committee.

(4)	Chairman of the Nominating and Corporate Governance Committee.

(5)	Member of the Executive Resource and Compensation Committee.

(6)	Member of the Nominating and Corporate Governance Committee.

(7)	Chairman of the Audit Committee.

(8)	Member of the Executive Committee.

(9)	Member of the Audit Committee.

(10)	Appointed as a director on August 6, 2007.
Our Board of Directors held four meetings in person and three meetings by teleconference in 2007. The average attendance by directors at Board of Directors meetings they were scheduled to attend was 95%.
Mr. R. Douglas Norby was nominated for election as our director pursuant to the terms of the merger agreement governing our merger with ChipPAC and elected as our director at our extraordinary shareholders’ meeting on August 4, 2004.
Other than with respect to Mr. R. Douglas Norby, there are no arrangements or understandings with any person pursuant to which any of our directors or members of senior management were selected. There are no familial relationships among any of our directors, senior management or substantial shareholders. Mr. Peter Seah Lim Huat was an employee of Singapore Technologies Pte Ltd (“STPL”), the parent company of our controlling shareholder, STSPL, until December 31, 2004, when all the assets of STPL were transferred to STPL’s parent, Temasek, pursuant to a restructuring exercise. Mr. Seah became a member of the Temasek advisory panel in January 2005. Mr. Phoon Siew Heng was employed by Temasek from 1999 to September 2007, and was appointed Chief Investment Officer of Temasek in December 2006.
Mr. Lim Ming Seong, Mr. Steven H. Hamblin, Mr. Richard J. Agnich, Dr. Park Chong Sup and Dr. Robert W. Conn resigned from our Board with effect from August 24, 2007.
Board of Directors
Charles R. Wofford
Mr. Charles Richard Wofford has been a member of our Board of Directors since February 1998 and the Chairman of our Board of Directors since August 2002. Mr. Wofford was with Texas Instruments, Inc. for 33 years before leaving as Senior Vice-President to join Farr Company in 1991. He was the Chairman, Chief Executive Officer and President of Farr Company from 1992 to 1995 and Executive Vice Chairman of FSI International from 1996 to 1998. He received his Bachelor of Arts from Texas Western College.
Tan Lay Koon
Mr. Tan Lay Koon has been our President and Chief Executive Officer and a member of our Board of Directors since June 2002. Mr. Tan joined us in May 2000 as our Chief Financial Officer. Prior to joining us, he was an investment banker with Salomon Smith Barney, the global investment banking unit of Citigroup Inc. Before that, he held various positions with the Government of Singapore, Times Publishing Limited and United Overseas Bank Limited in Singapore. Mr. Tan graduated with a Bachelor of Engineering (First Class Honors) from the University of Adelaide, Australia as a Colombo Plan Scholar. He also has a Master of Business Administration (Distinction) from the Wharton School, University of Pennsylvania where he was elected a Palmer scholar.
Peter Seah Lim Huat
Mr. Peter Seah Lim Huat has been a member of our Board of Directors since July 2002. He has also been a member of the Temasek Advisory Panel since January 1, 2005. He was, until December 31, 2004, the President and Chief Executive Officer of STPL and a member of its board of directors. He was a banker for 33 years before retiring as the Vice Chairman and Chief Executive Officer of Overseas Union Bank Limited in 2001. Mr. Seah is the Chairman of Singapore Computer Systems Limited, SembCorp Industries Ltd and Singapore Technologies Engineering Ltd and sits on the boards of CapitaLand Limited, Chartered and StarHub Ltd. His other appointments include being a member of S.Rajaratnam School of International Studies, Vice President of the Singapore Chinese Chamber of Commerce and Industry and Honorary Treasurer of the Singapore Business Federation Council. Mr. Seah also serves on the board of the Government of Singapore Investment Corporation. He was awarded the Public Service Star (Bintang Bakti Masyarakat) in 1999. Mr. Seah graduated from the University of Singapore in 1968 with an honors degree in Business Administration.
R. Douglas Norby
Mr. R. Douglas Norby has been a member of our Board of Directors since August 2004. Mr. Norby was a member of the board of directors of ChipPAC, Inc. prior to the merger. He was Senior Vice President and Chief Financial Officer of Tessera Technologies, Inc. from July 2003 to January 2006. Mr. Norby worked as a consultant for Tessera Technologies, Inc. from May to July 2003. Mr. Norby was Senior Vice President and Chief Financial Officer of Zambeel, Inc. from March 2002 to February 2003. From December 2000 to March 2002, Mr. Norby was Senior Vice President and Chief Financial Officer of Novalux, Inc., and from 1996 to 2000, he was Executive Vice President and Chief Financial Officer of LSI Logic Corporation. Mr. Norby is a director of Alexion Pharmaceuticals, Inc., Neterion, Inc., Magnachip Semiconductor Ltd., Nexx Systems, Inc. and Intellon Corporation, and serves as the Chairman of each of such companies’ audit committee. He received his Bachelor of Arts in Economics from Harvard University and Master of Business Administration from Harvard Business School.
Teng Cheong Kwee
Mr. Teng Cheong Kwee has been a member of our Board of Directors since October 2006. He was previously a member of our Board of Directors from January 2001 to August 2004 and was appointed as a member and the Chairman of our Audit Committee in January 2001 and January 2003, respectively. Mr. Teng was the head of Risk Management & Regulatory Division of the Singapore Exchange Limited and has held various positions in regulatory and financial institutions including the Monetary Authority of Singapore. Mr. Teng has more than 20 years of experience in the finance industry. He is also a non-executive Director of several other companies listed on the SGX-ST. Mr. Teng received his Bachelor of Engineering (Industrial) (First Class Honors) and Bachelor of Commerce from the University of Newcastle in Australia.

Tokumasa Yasui
Mr. Tokumasa Yasui has been a member of our Board of Directors since January 2007. Mr. Yasui is currently an Advisor of Renesas Solutions Corp., a subsidiary of Renesas Technology Corp., which is a joint venture between Hitachi Ltd. and Mitsubishi Ltd. Prior to that, he was a Managing Director of Renesas Semiconductor (Malaysia) Sdn. Bhd. He has also held various senior management positions with Hitachi Ltd. where he last served as Group Executive of the Semiconductor Division. He has also served as Executive Vice President of Elpida Memory, Inc., which started as a joint venture between Hitachi Ltd. and NEC Corp. Mr. Yasui holds a Bachelor of Engineering and a Master of Engineering in Electrical Engineering from Kyoto University.
Phoon Siew Heng
Mr. Phoon Siew Heng has been a member of our Board of Directors since August 2007. Mr. Phoon is currently an Executive Advisor in Wah Hin & Co. (Pte.) Ltd. He also sits on the board of directors of Alliance Financial Group Berhad, Alliance Bank Malaysia Berhad and Alliance Investment Bank Berhad. He was with Temasek from 1999 to September 2007 and was appointed Chief Investment Officer at Temasek in December 2006. Prior to joining Temasek, Mr. Phoon was with Standard Chartered Merchant Bank Asia Ltd. He was a Deputy Director in the Ministry of Finance, Singapore, from 1988 to 1992. He was previously a Director of Shin Corporation Public Company Limited, SP PowerGrid Limited, SMRT Corporation Ltd, Singapore Airport Terminal Services Limited and SIA Engineering Company Limited, and a Board Commissioner in PT Bank Internasional Indonesia Tbk and PT Bank Danamon Indonesia Tbk. Mr. Phoon holds a Bachelor of Economics (Honors) from Monash University in Australia.
Committees of our Board of Directors
Audit Committee
The Audit Committee currently consists of three members, all of whom are non-executive directors and determined by our Board of Directors to be independent under applicable SEC rules and for purposes of the Singapore Code of Corporate Governance 2005. The current members of the Audit Committee are Mr. R. Douglas Norby (Chairman), Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui. In August 2007, Mr. Richard J. Agnich and Mr. Steven H. Hamblin resigned from the Board of Directors and accordingly ceased to be members of the Audit Committee. Mr. Teng Cheong Kwee and Mr. Tokumasa Yasui were appointed as members of the Audit Committee in their place.
The Audit Committee serves as an independent and objective party to review the integrity and reliability of the financial information presented by management to shareholders, regulators and the general public. It oversees the establishment, documentation, maintenance and periodic evaluation of the system of our internal controls and is responsible for the appointment, compensation, independence, retention, termination and oversight of the work of our external auditors. The Audit Committee also reviews and evaluates the performance and policies of our internal audit function and of its external auditors. Under Singapore law, only board members of a company may serve on its Audit Committee.
The Audit Committee held five meetings in 2007.
Executive Resource and Compensation Committee
The current members of the Executive Resource and Compensation Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. R. Douglas Norby. In August 2007, Mr. Teng Cheong Kwee resigned as a member of the Executive Resource and Compensation Committee and Mr. R. Douglas Norby was appointed as a member.
The Executive Resource and Compensation Committee oversees the development of leadership and management talent in our Company, ensures that we have appropriate remuneration policies and designs competitive compensation packages with a focus on long-term sustainability of business and long-term shareholders’ return.
Prior to our voluntary delisting from Nasdaq in December 2007, we relied on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3), which requires the compensation of the chief executive officer and all other executive officers of a Nasdaq-listed company to be determined, or recommended to the Board of Directors for determination, by a majority of the independent directors or a compensation committee comprised solely of independent directors, we adopted, and continue to adopt, the following practices, which are consistent with the Singapore Code of Corporate Governance 2005:

•	the Executive Resource and Compensation Committee is comprised entirely of non-executive directors, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore Code of Corporate Governance 2005. Mr. Peter Seah Lim Huat does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore Code of Corporate Governance 2005.
•	the Executive Resource and Compensation Committee is responsible for reviewing, considering and approving the compensation policies, incentive programs, specific compensation (including each award and total proposed awards under each equity-based plan) of each Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer. The Executive Resource and Compensation Committee has delegated to the Chief Executive Officer the power to approve awards to employees at the job level of Vice President and below who do not report directly to the Chief Executive Officer. The Executive Resource and Compensation Committee also reviews and approves all our option plans, share plans and other equity-based plans.
In January 2007, our Board of Directors adopted a new charter for our Executive Resource and Compensation Committee. Our Board of Directors has resolved, with effect from January 24, 2007, to delegate to the Executive Resource and Compensation Committee the power to review, vary (if necessary) and approve the entire specific remuneration package and service contract terms for the Chief Executive Officer and the key management executives of our Company that are at the job level of Executive Vice President, Senior Vice President and Vice President and who report directly to the Chief Executive Officer.
Previously, the Executive Resource and Compensation Committee would approve the entire specific remuneration package and service contract terms for all management executives of our Company at the job level of Vice President and above.
Specifically, the duties and responsibilities of the Executive Resource and Compensation Committee include the following:
•	consider, review, vary and approve our Company’s policy for determining executive remuneration including the remuneration policy with regard to Executive Vice Presidents, Senior Vice Presidents and Vice Presidents who report directly to the Chief Executive Officer;

•	consider, review, vary and approve the entire specific remuneration package and service contract terms for each Executive Vice President, Senior Vice President and Vice President who reports directly to the Chief Executive Officer;

•	review and approve all of our option plans, stock plans and other equity-based plans; and

•	approve the remuneration framework, including director’s fees for our non-executive directors.
The Executive Resource and Compensation Committee held five meetings in 2007.
Executive Committee
The Executive Committee currently consists of Mr. Charles R. Wofford (Chairman), Mr. Teng Cheong Kwee and Mr. Phoon Siew Heng. In August 2007, Mr. Steven H. Hamblin, who was then a member of the Executive Committee, resigned from the Board of Directors and Mr. Phoon Siew Heng was appointed as a member of the Executive Committee in place thereof.
The main objective of the Executive Committee is to enable our Board of Directors to delegate some of its powers and functions regarding the governing of our affairs and the affairs of our subsidiaries to the Executive Committee in order to facilitate timely decision-making processes within the limits of authority as determined by our Board of Directors.
In August 2007, the Budget Committee was dissolved and the Executive Committee assumed its role of meeting with our senior management to review our annual budget and financial performance.
The Executive Committee held four meetings in 2007.

Nominating and Corporate Governance Committee
The current members of the Nominating and Corporate Governance Committee are Mr. Charles R. Wofford (Chairman), Mr. Peter Seah Lim Huat and Mr. Teng Cheong Kwee. In August 2007, Mr. Richard J. Agnich, who was then a member of the Nominating and Corporate Governance Committee, resigned from the Board of Directors and Mr. Teng Cheong Kwee was appointed as a member of the Nominating and Corporate Governance Committee in place thereof. The Nominating and Corporate Governance Committee’s responsibilities include identifying suitable candidates for appointment to our Board, with a view to ensuring that the individuals comprising our Board of Directors can contribute in the relevant strategic areas of our business and are able to discharge their responsibilities as directors having regard to the law and high standards of governance.
Prior to our voluntary delisting from Nasdaq in December 2007, we relied on the exemption provided by Nasdaq to permit foreign private issuers to follow home country corporate governance practices in lieu of Nasdaq Marketplace Rule 4350(c)(3). Accordingly, in lieu of Nasdaq Marketplace Rule 4350(c)(3), which requires director nominees to be selected, or recommended for the board of directors’ selection, by a majority of the independent directors or a nominating committee comprised solely of independent directors, we adopted, and continue to adopt, the following practices which are consistent with the Singapore Code of Corporate Governance 2005:
•	The Nominating and Corporate Governance Committee comprises not less than three directors, the majority of whom, including the Chairman, qualify as independent directors under the Nasdaq Marketplace Rules and the Singapore Code of Corporate Governance 2005. Mr. Peter Seah Lim Huat does not qualify as an independent director under the Nasdaq Marketplace Rules or the Singapore Code of Corporate Governance 2005.

•	The Nominating and Corporate Governance Committee’s duties and responsibilities include the following:
(i)	the identification of qualified candidates to become members of our Board of Directors;

(ii)	the selection of nominees for election as directors at the next annual meeting of shareholders (or extraordinary general meeting of shareholders at which directors are to be elected);

(iii)	the selection of candidates to fill any vacancies on our Board of Directors;

(iv)	the development and recommendation to our Board of Directors of a set of corporate governance guidelines and principles applicable to our Company (being our Code of Business Conduct and Ethics); and

(v)	the oversight of the evaluation of our Board of Directors and its’ committees.
The Nominating and Corporate Governance Committee held three meetings in 2007.
Budget Committee
The Budget Committee was dissolved in August 2007 following the resignations of Mr. Lim Ming Seong, Dr. Park Chong Sup and Dr. Robert W. Conn, each of whom was a member of the Budget Committee, from the Board of Directors. Its responsibilities were assumed by the Executive Committee.
The Budget Committee held 3 meetings in 2007 prior to its dissolution.
Senior Management
Wan Choong Hoe
Mr. Wan Choong Hoe joined us as our Chief Operating Officer in September 2004. Mr. Wan was previously Vice President and Managing Director responsible for Singapore and China operations for National Semiconductor Manufacturer Singapore Pte. Ltd. (“National Semiconductor”), a position he held since 2000. From 1994 to 2000, Mr. Wan served as National Semiconductor’s Vice President and Managing Director responsible for Singapore, and previously held positions as Director of Operations and Director of QRA/Logistics. Prior to joining National Semiconductor in 1986, Mr. Wan held various positions at Texas Instruments Singapore Pte. Ltd., and from 1997 to 2001, served as Chairman of the Gintic Research Institute Management Board. Mr. Wan holds a Bachelor of Electrical and Electronics Engineering from the University of Singapore.

Han Byung Joon
Dr. Han Byung Joon joined us as our Chief Technology Officer in December 1999. Prior to joining us, Dr. Han was Director of Product Development at Anam Semiconductor, Inc. and, prior to that, held various engineering positions with International Business Machines and AT&T Bell Labs in Murray Hill, New Jersey. He is credited with the invention of several wafer and chip-scale semiconductor packaging technologies which have been patented. Dr. Han received his Doctorate in Chemical Engineering from Columbia University, New York in 1988.
John Lau Tai Chong
Mr. John Lau Tai Chong joined us as our Chief Financial Officer in October 2007. Prior to joining us, he was Chief Financial Officer at Abacus International Pte Ltd with overall responsibility for spearheading strategic and financial planning, management and statutory reporting, controllership, tax planning, treasury and risk management, legal, mergers and acquisitions, strategic investments and strategic operations of Abacus International Pte Ltd and its subsidiaries. Prior to that, Mr. Lau was Vice President, Finance for Praxair Asia Inc. and held various senior management positions with Sembawang Corporation Ltd. Mr. Lau graduated with a Bachelor of Accountancy from National University of Singapore. He also holds a Master of Business Administration from Golden Gate University in San Francisco, California.
Ng Tiong Gee
Mr. Ng Tiong Gee was appointed as our Chief Information Officer in May 2001 and Senior Vice President of Human Resources in February 2007. Mr. Ng was previously the Chief Information Officer of Gateway Singapore, heading the technology multinational’s information technology activities in Asia Pacific. Prior to that, he spent over six years with Siemens Components (now known as Infineon Technologies Asia Pacific) where he last served as Director of Information Systems and Services. Between 1988 and 1992, he held various key engineering positions at Digital Equipment Singapore, now part of Hewlett Packard. Mr. Ng graduated with a Bachelor of Mechanical Engineering, with honors, from the National University of Singapore in 1987. He also holds a Master’s of Science (computer integrated manufacturing) and Business Administration from the Nanyang Technological University in Singapore.
Janet T. Taylor
Ms. Janet T. Taylor joined us as our General Counsel in June 2005. Prior to joining our Company, Ms. Taylor practiced as a Foreign Legal Consultant at the law firm of Kartini Muljadi & Rekan in Indonesia. Ms. Taylor was counsel in the U.S. Securities Practice Group of Sidley Austin Brown & Wood’s Singapore office from 2000 to 2002 and prior to that, a partner in the U.S. Securities Practice Group of Baker & McKenzie’s Singapore office. In 1999, she joined the U.S. Securities Practice Group of Norton Rose’s London office until she returned to Singapore in 2000. In 1993, she joined LeBoeuf, Lamb, Greene & MacRae’s New York office until 1996 when she joined Baker & McKenzie’s New York office and subsequently worked in Baker & McKenzie’s Singapore and London offices. Ms. Taylor began her legal career in 1989 at Debevoise & Plimpton in New York. Ms. Taylor was admitted to the New York Bar in 1990. She holds a Juris Doctor from Harvard Law School, a Bachelor of Arts (History) from the University of Texas and a Bachelor of Business Administration (Accounting) from Sam Houston State University.

Compensation of Directors and Senior Management
The following table sets forth the aggregate amount of compensation, including bonus paid or proposed to be paid, for all of our directors and senior management with respect to services rendered in 2007.

	Executive	Non executive
	Director	Directors(1)	Total(2)
	(In US$)	(In US$)	(In US$)
Charles R. Wofford		161,000	161,000
Lim Ming Seong(3)		38,340	38,340
Tan Lay Koon	1,694,542		1,694,542
Peter Seah Lim Huat		49,420	49,420
Steven H. Hamblin(3)		56,080	56,080
Richard J. Agnich(3)		73,080	73,080
R. Douglas Norby		83,260	83,260
Robert W. Conn(3)		36,920	36,920
Park Chong Sup(3)		42,330	42,330
Teng Cheong Kwee		77,840	77,840
Tokumasa Yasui		53,170	53,170
Phoon Siew Heng(4)		21,170	21,170
Senior management (excluding our Executive Director) as a group			2,715,211

	1,694,542	692,610	5,102,363

(1)	We will seek approval at our annual general meeting in 2008 for the payment of directors’ fees of approximately US$565,610 for 2007 (which excludes US$127,000 paid to the special committees of the Board of Directors formed in relation to the tender offer by STSPL in 2007).

(2)	Does not include compensation given in the form of share options. For more information on share options granted to our directors and senior management, see “Share Ownership for Directors and Senior Management.” Includes US$341,720 representing payment of one-third of the notional Economic Value Added (“EVA”) bank account. See discussion below.

(3)	Resigned as a director on August 24, 2007.

(4)	Appointed as a director on August 6, 2007.
We currently have seven directors on our Board. Our executive director does not receive any director fees. Our non-executive directors are paid directors’ fees. Our non-executive directors are also reimbursed for reasonable expenses they incur in attending meetings of the Board of Directors and its committees and company-sponsored training from time to time. They may receive compensation for performing additional or special duties at the request of the Board. Our directors’ fees for 2007 will be submitted for approval by our shareholders at our annual general meeting to be held in April 2008.
We provided to our directors and officers customary directors’ and officers’ liability insurance coverage in 2007.
At our last annual general meeting of shareholders held in April 2007, we obtained shareholders’ approval for the renewal of the share repurchase program within specified mandates relating to maximum repurchase price, volume, timing and manner of repurchases. We intend to effect any such repurchases in compliance with Rule 10b-18 under the Exchange Act. The share repurchase program, among other things, allows us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) for our employee share plans.
Our overall compensation scheme continues to include a short-term (annual) cash incentive plan to reward our senior executives and other eligible employees for their performance and contributions. The short-term incentive plan is funded by a pool of monies that we set aside based on a predetermined aggregate percentage of payroll. Payment in 2008 with respect to services rendered in 2007 is dependant on the participant’s level of achievement measured against corporate financial targets, as well as plant and functional goals. Each participant has a bonus target measured as a percentage of base salary.

In addition to the short-term incentive plan, the directors, senior executives and other designated employees are eligible to participate in a restricted share plan. Further, Mr. Tan Lay Koon and a limited group of the senior employees are also eligible to participate in a performance share plan. See “Share Ownership for Directors and Senior Management — Employees’ Share Ownership Schemes.”
Finally, Mr. Tan Lay Koon and a very limited group of the most senior executives are eligible to participate in a modified long-term cash incentive plan based on measuring EVA. EVA improvement year over year funds a group EVA pool. If the group EVA pool has a net positive balance in a given year, individual EVA bonuses would be distributed to eligible participants (one-third is paid directly to the participant and two-thirds is held in an individual EVA bank account for each participant).
The group incentive EVA pool is derived from the annual wage increments of the participants and a sharing of the positive EVA and the change in EVA over the preceding year (which can result in a negative incentive pool if the change in EVA is significantly negative). The amount allocated to the individuals from this pool is based on the collective achievement of the corporate goals, achievement of individual performance targets and individual scoring on corporate values. Each eligible senior executive has his or her own notional EVA bank account. The bonus earned each year is added to his or her notional EVA bank account, and payment is made only when there was a positive EVA bank balance in the notional EVA bank account. This incentive plan was suspended for the year 2005 while our compensation plan was under review and was resumed in year 2006.
Pension, Retirement or Similar Benefit
We do not provide any post-retirement benefits other than those pursuant to the plans required or permitted by local regulations and described below.
Under the Labor Standards Law of South Korea, employees with more than one year of service are entitled to receive a lump-sum payment upon termination of their employment with STATS ChipPAC Korea Ltd. based on their length of service and rate of pay at the time of termination. Accrued severance benefits are adjusted annually for all eligible employees based on their employment as of the balance sheet date. The expense for severance benefits for 2005, 2006 and 2007 was approximately US$6.3 million, US$9.1 million and US$10.7 million, respectively. In accordance with the National Pension Act of South Korea, a certain portion of these severance benefits are deposited with the Korean National Pension Fund.
Additionally, under the National Pension Act of South Korea, STATS ChipPAC Korea Ltd. is required to contribute a certain percentage for pension based on each employee’s salary to the Korean National Pension Fund. The expense for the pension benefits for 2005, 2006 and 2007 was approximately US$2.1 million, US$2.8 million and US$3.3 million, respectively.
Under Singapore law, we make monthly contributions based on the statutory funding requirement into a Central Provident Fund for substantially all of our Singapore employees who are Singapore citizens or Singapore permanent residents. The aggregate expenses under this plan were approximately US$4.8 million for 2005, US$5.3 million for 2006 and US$6.1 million for 2007.
Under Chinese law and Shanghai municipal government regulations, we make monthly contributions based on the statutory funding requirement into the Pension Fund Center and Provident Fund Center of Shanghai for all of our employees in China. For 2005, 2006 and 2007, the aggregate expenses under this plan were approximately US$1.8 million, US$2.2 million and US$3.1 million, respectively.
Under Malaysian law, we make monthly contributions based on statutory requirements to the Employee Provident Fund for all employees in Malaysia except for contract and foreign workers. STATS ChipPAC Malaysia Sdn Bhd’s total expenses under this plan for 2005, 2006 and 2007 were approximately US$1.9 million, US$2.0 million and US$2.2 million, respectively. Employees with more than 20 years of service with STATSChipPAC Malaysia Sdn Bhd are entitled to a single sum payment of $2,898 upon their mandatory retirement from their employment at age 55 years. We paid approximately US$21,200, US$51,600 and US$84,500 for such retirement payments for 2005, 2006 and 2007, respectively. Accrued gratuity benefits for eligible employees are adjusted annually.
Under Thai law, we make monthly contributions based on the statutory funding requirement into the Employee Provident Fund for substantially all of our employees in Thailand. The aggregate expenses under this plan were approximately US$153,000 for the period from October 2, 2007 (when we acquired LSI’s assembly and test operations in Thailand) to December 31, 2007.
Under the Labor Standards Law in Thailand, employees with more than 120 days of service are entitled to receive a lump sum payment upon retirement or involuntary termination of their employment with STATS ChipPAC (Thailand) Limited based on their length of service and latest salary at the time of retirement or involuntary termination. The expense for severance benefits for 2007 was approximately US$1.4 million.

ChipPAC and STATS ChipPAC Test Services, Inc. have a 401(k) savings plan where our Company matches 50% of employee contributions up to 6% of eligible employee compensation. Our matching contributions under the 401(k) plan were approximately US$395,000, US$457,000 and US$470,000 in 2005, 2006 and 2007, respectively. The matching contributions are accrued monthly based upon actual employee contribution. The expenses relating to the plan are a minimum annual charge of US$2,000 and US$28 per person and are accrued on a monthly basis. Returns on the 401(k) plan from investments in mutual funds are calculated daily by an external administrator who administers the plan.
Under Taiwanese law, STATS ChipPAC Taiwan Semiconductor Corporation and STATS ChipPAC Taiwan Co., Ltd. are required to make monthly contributions based on the statutory funding requirement for substantially all of the employees in Taiwan into the employee’s individual pension account overseen by the Bureau of Labor Insurance. For 2005, 2006 and 2007, the aggregate expenses under this plan for STATS ChipPAC Taiwan Semiconductor Corporation were approximately US$144,000, US$364,000 and US$334,000, respectively, and for STATS ChipPAC Taiwan Co., Ltd. were approximately US$19,000, US$99,000 and US$141,000, respectively.
STATS ChipPAC Taiwan Semiconductor Corporation operates a defined benefit retirement plan for a substantial portion of its employees in Taiwan in accordance with the Labor Standards Law in Taiwan. Pension benefits are generally based on years of service and average salary for the six months prior to the approved retirement date. STATS ChipPAC Taiwan Semiconductor Corporation contributes 2% of eligible wages and salaries on a monthly basis to a pension fund maintained with the Central Trust of China, as required by the Labor Standards Law. At each year end, STATS ChipPAC Taiwan Semiconductor Corporation actuarially determines pension benefit costs and obligations using the projected unit credit method, and the amounts calculated depend on a variety of assumptions. These assumptions include discount rates, rates for expected returns on plan assets, mortality rates and retirement rates. The funding of the pension plan is determined in accordance with statutory funding requirements. STATS ChipPAC Taiwan Semiconductor Corporation is obligated to make up any shortfall in the plan’s assets in meeting the benefits accrued to the participating staff. As of December 30, 2007, there was no shortfall in the plan’s assets. Total pension plan expenses in 2005, 2006 and 2007 were approximately US$55,000, US$5,000 and US$7,000, respectively.
Share Ownership for Directors and Senior Management
Based on an aggregate of 2,047,333,663 ordinary shares outstanding as of January 31, 2008, each of our directors and senior management officers had a beneficial ownership of less than 1% of our outstanding ordinary shares, including ordinary shares held directly or in the form of ADSs and share options granted as of such date.
Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.
All of our ordinary shares have identical rights in all respects and rank equally with one another.
Share Options for Directors
The following table contains information pertaining to share options held by our directors as of January 31, 2008.

	Number of Ordinary Shares
	Issuable on Exercise of	Per Share Exercise
	Option	Price (S$)	Exercisable Period
Tan Lay Koon	700,000	2.826	10/19/2001 to 10/18/2010
	325,000	2.885	04/29/2003 to 04/28/2012
	2,000,000	2.2	06/26/2003 to 06/25/2012
	700,000	1.99	08/06/2004 to 08/05/2013
	500,000	1.91	02/17/2005 to 02/16/2014
Peter Seah Lim Huat	70,000	1.99	08/06/2004 to 08/05/2013
	35,000	1.91	02/17/2005 to 02/16/2014
Teng Cheong Kwee	70,000	1.99	08/06/2004 to 08/05/2008
	35,000	1.91	02/17/2005 to 02/16/2009

Employees’ Share Ownership Scheme
In January 2008, we decided to terminate the STATS ChipPAC Ltd. Restricted Share Plan (the “RSP”), the STATS ChipPAC Ltd. Performance Share Plan (the “PSP”) and the STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 (the “ESPP”), all as described below, to be effective in March 2008. The STATS ChipPAC Share Option Plan, as amended, was phased out as of December 2006 and replaced by the RSP.
Our Board of Directors is considering a replacement long-term compensation strategy for senior level employees, including our Chief Executive Officer, under which cash bonuses may be awarded depending on our Company’s performance measured against specified targets over a period of time.
In December 2007, consistent with our plans to terminate our ADR program, we amended our plans (where necessary) to eliminate the participants’ option to elect to receive ADSs in lieu of ordinary shares.
Effective January 30, 2006, the Companies Act was amended pursuant to the Companies (Amendment) Act 2005 of Singapore, as a result of which a Singapore company can repurchase shares out of its capital as well as from distributable profits, and ordinary shares repurchased by a company can be held by that company as treasury shares instead of being required to be cancelled. In light of these amendments, at our annual shareholders’ meeting in April 2007, we obtained shareholders’ approval to repurchase up to approximately 51 million ordinary shares (2.5% of the total number of issued ordinary shares of STATS ChipPAC as of the date of the annual general meeting) to allow us the flexibility to deliver repurchased ordinary shares held in treasury (instead of issuing new shares) under our equity incentive plans. The approved amount for share repurchases under this shareholders’ mandate will terminate on the earlier of the date on which the next annual general meeting is held or the date on which the approval is revoked or varied. As of December 30, 2007, we had not repurchased any shares. We intend to seek renewal of the shareholders’ mandate in our next annual general meeting to be held in April 2008.
STATS ChipPAC Ltd. Restricted Share Plan
In January 2008, we decided to terminate, as of March 2008, the RSP which was adopted in April 2006. The purpose of the RSP was to replace the STATS ChipPAC Share Option Plan commencing 2007 and to offer selected individuals an opportunity to acquire a proprietary interest or to increase their interest in the success of our Company through the grant of Restricted Share Units (“RSUs”).
The RSP has been administered by the Executive Resource and Compensation Committee. Employees, directors and consultants are eligible to participant in the RSP.
Each RSU represents an unfunded, unsecured promise of our Company to issue or transfer ordinary shares of our Company with no exercise or purchase price as the award vests in accordance with a schedule determined by the Executive Resource and Compensation Committee. RSUs may be granted subject to performance conditions. Each RSU has a value equal to the fair market value of an ordinary share and the Executive Resource and Compensation Committee has the authority to settle RSUs in cash or shares. RSUs granted under the plan are generally not transferable. Unvested portions of RSUs are generally subject to forfeiture if employment terminates prior to vesting. A grantee of RSUs has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s RSU award until such ordinary shares have been issued or transferred pursuant to the terms of such award.
The number of ordinary shares that may be issued under the RSP may not exceed, in the aggregate, 50 million ordinary shares of our Company (subject to anti-dilution adjustments pursuant to the RSP).
In 2007, we granted to our directors, officers and employees RSUs representing 6,976,754 ordinary shares in seven separate grants: two grants in February aggregating 6,711,754 RSUs; two grants in April aggregating 56,000 RSUs; two grants in May aggregating 56,000 RSUs; and one grant in October for 153,000 RSUs. One-third of the RSUs granted will vest on the anniversary of the grant date over the next three years.
As of January 31, 2008, RSUs representing 6,264,642 ordinary shares were outstanding, out of which RSUs representing 886,600 ordinary shares were held by our directors and executive officers as a group. In February 2008, 1,997,433 ordinary shares in respect of vested RSUs were issued.
We intend to settle all future vested RSUs in cash. Unvested RSUs representing 65,940 ordinary shares of resigned directors are intended to be cancelled and RSUs representing 705,212 ordinary shares have lapsed.
STATS ChipPAC Ltd. Performance Share Plan
In January 2008, we decided to terminate, as of March 2008, the PSP which was adopted in April 2006. The PSP was intended to supplement our Company’s long-term compensation strategy of senior level employees, under which the number of ordinary shares or their equivalent cash value or combination thereof received by the employee depended on our Company’s performance measured against specified targets over a period of time to be determined by the Executive Resource and Compensation Committee.
The PSP has been administered by the Executive Resource and Compensation Committee. Although, all employees, directors and consultants are eligible to participate in the PSP, grants will typically be made to employees who report directly to our Chief Executive Officer.
Typically the ordinary shares covered by a grant under the PSP will be fully vested. Performance shares awards are generally granted subject to performance criteria measured over performance periods as determined by the Executive Resource and Compensation Committee, which are typically three years. The Executive Resource and Compensation Committee has the authority to settle performance shares in cash or shares. Awards granted under the plan are generally not transferable. A grantee of any awards under the PSP has no rights as a shareholder with respect to any ordinary shares covered by the grantee’s PSP award until such ordinary shares have been issued or transferred pursuant to the terms of such award.
The number of ordinary shares that may be issued under the PSP may not exceed, in the aggregate, 15 million ordinary shares of our Company. As of January 31, 2008, no grant of share awards under the PSP had been made.
STATS ChipPAC Ltd. Employee Share Purchase Plan 2004
In January 2008, we decided to terminate, as of March 2008, the ESPP which was adopted in August 2004. We adopted the ESPP to provide our employees the opportunity to purchase our ordinary shares in order to encourage broad employee ownership, encourage employees to remain in our employ, enhance the ability to attract new employees by providing an opportunity to acquire a vested interest in our success and provide a performance incentive to our employees.
The ESPP has been administered by the Executive Resource and Compensation Committee. Employees of our Company and designated subsidiaries are eligible to participant in the ESPP.
Prior to the amendments to the ESPP adopted in 2006, substantially all employees could purchase our Company’s ordinary shares at a price equal to 85% of the lower of the fair market value at the beginning or the end of specified six-month purchase periods. Share purchases were limited to 15% of an employee’s eligible compensation.
In April 2006, changes to the terms of the ESPP were approved by the shareholders. We eliminated the provision that the purchase price of the shares to be purchased under the ESPP be determined by reference to the lower of the fair market value at the beginning or the end of the specified purchase period and instead provided that the purchase price be determined by reference to the fair market value of the shares based on the quoted market price on the date of the purchase or, if the shares are acquired through an open market purchase, the price actually paid for the shares. Further, instead of providing for a 15% discount on the purchase price, we may match up to 20% of the contributions of ESPP participants by transferring or issuing shares or providing cash contribution for the purchase of shares. As a result of these changes, the ESPP no longer qualifies under Section 423 of the Internal Revenue Code.
In addition, in 2006, the maximum aggregate number of ordinary shares that may be issued under the ESPP was revised from 130 million ordinary shares to no more than 92 million ordinary shares of our Company (subject to anti-dilution adjustment pursuant to the ESPP).
STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan (the “Substitute Option Plan”) and STATS ChipPAC Ltd. Substitute Equity Incentive Plan (the “Substitute EIP”, and together with the Substitute Option Plan, the “Substitute Plans”).
In connection with the merger between STATS and ChipPAC, we adopted the Substitute Plans to enable substitute options to be granted to holders of options granted under the ChipPAC 1999 Stock Purchase and Option Plan and the ChipPAC 2000 Equity Incentive Plan. The number of our ordinary shares that may be issued under the Substitute Option Plan and the Substitute EIP, may not exceed, in the aggregate, approximately 7 million and 73 million ordinary shares, respectively.
STATS ChipPAC Share Option Plan, as amended.
Effective May 28, 1999, we adopted the ST Assembly Test Services Ltd Share Option Plan 1999 (the “STATS 1999 option plan”). The STATS 1999 option plan was amended from time to time to accomplish various varying objectives including, among other things, to comply with changes in applicable laws and to bring the plan in line with current market practices. In connection with the consummation of the merger and in light of the resulting significant increase in the number of our employees, our shareholders approved an amendment to the STATS 1999 option plan, effective as of August 5, 2004, to increase the maximum number of ordinary shares issuable under the plan and the issuance of new ordinary shares upon the exercise of options granted under the plan. Subsequently, the STATS 1999 option plan was re-named the STATS ChipPAC Share Option Plan.

The purpose of the STATS ChipPAC Share Option Plan was to offer selected individuals an opportunity to acquire or increase an ownership interest in our Company through the grant of options to purchase our ordinary shares. Options granted under the STATS ChipPAC Share Option Plan may be either nonqualified options or incentive stock options (“ISO”) intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”).
The number of ordinary shares that may be issued under the STATS ChipPAC Share Option Plan may not exceed, in the aggregate, 198 million ordinary shares (subject to anti-dilution adjustments pursuant to the plan), including 80 million ordinary shares that may be issued under the Substitute Plans. To the extent any options under the STATS ChipPAC Share Option Plan or the Substitute Plans expire unexercised or are otherwise cancelled or terminated, the ordinary shares allocable to such options will again be available for grant.
The STATS ChipPAC Share Option Plan has been administered by the Executive Resource and Compensation Committee. Subject to certain exceptions as provided in the plan, employees, directors and consultants are eligible for the grant of options.
The exercise price of an ISO must not be less than 100% of the fair market value of our ordinary share on the date of grant. An individual who owns more than 10% of the total combined voting power of all classes of the outstanding shares of the Company or any of our subsidiaries is not eligible to be granted ISOs unless (i) the exercise price of the ISO is at least 110% of the fair market value of the ordinary shares on the date of the grant and (ii) such ISO by its terms is not exercisable after the expiration of five years from the date of grant.
The options typically vest over a four-year period. The term of an option granted to an employee may not exceed seven years from the date of grant. The term of an option granted to a non-employee may not exceed five years from the date of the grant.
In 2007, there were no grants to our directors, officers, employees or consultants of options to purchase any of our ordinary shares under the STATS ChipPAC Share Option Plan.
As of January 31, 2008, options (under the STATS ChipPAC Share Option Plan and the Substitute Plans combined) to purchase an aggregate of 15,908,782 ordinary shares were outstanding, out of which options to purchase 6,610,000 ordinary shares were held by our directors and executive officers as a group. The exercise prices of these options range from S$0.25 to S$6.93. The expiration dates of these options range from August 2008 to October 2015.
Shareholdings and Share Trading
The following table sets forth certain information regarding the ownership of our ordinary shares as of January 31, 2008 by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Beneficial ownership is determined in accordance with the rules of the SEC and includes shares over which the indicated beneficial owner exercises voting and/or investment power or receives the economic benefit of ownership of such securities. Ordinary shares subject to options currently exercisable or exercisable within 60 days are deemed outstanding for the purposes of computing the percentage ownership of the person holding the options but are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

	Number of Shares	Percentage
Name of Beneficial Owner	Beneficially Owned	Beneficially Owned

Temasek Holdings(1)	1,700,577,029	83.1%

(1)	As notified to our Company by Temasek, a private limited company incorporated in Singapore, wholly-owned by the Minister for Finance (Incorporated) of Singapore, a body corporate constituted by the Minister for Finance (Incorporation) Act (Cap. 183), which owns 100% of the ordinary shares of STSPL. Temasek is therefore deemed to beneficially own 1,700,577,029 of our ordinary shares, which are owned directly by STSPL. The percentage beneficially owned is based on an aggregate 2,047,333,663 ordinary shares outstanding as of January 31, 2008.
The following summarizes the significant changes in the percentage ownership held by our major shareholders during the past three years:
•	Prior to the tender offer by STSPL in March 2007, Temasek beneficially owned, and its wholly-owned subsidiary, STSPL, directly owned, approximately 712,228,050 ordinary shares, which represented approximately 35.6% of our outstanding ordinary shares at that time. Upon the consummation of the tender offer in May 2007, Temasek beneficially owned, and STSPL directly owned, 1,838,819,759 ordinary shares

(including ordinary shares represented by ADSs and ordinary shares issuable upon conversion of the US$134.5 million aggregate principal amount of our 2.5% convertible notes acquired by STSPL in the tender offer), which represented approximately 84.2% of our outstanding ordinary shares at that time.

•	In March 2007, FMR Corp. beneficially owned 240,096,700 ordinary shares, which represented approximately 11.9% of our outstanding ordinary shares at that time. Based on Amendment No. 6 to the Schedule 13G filed by FMR Corp. and Edward C. Johnson III, Chairman of FMR Corp., with the SEC on May 10, 2007, FMR Corp. ceased to be the beneficial owner of more than 5% of our outstanding ordinary shares.

•	In April 2007, we received notice from OZ that it managed the investments of OZ Asia Master Fund, Ltd, Fleet Maritime, Inc., GPC LVII, LLC, Goldman, Sachs & Co. Profit Sharing Master Trust, OZ Master Fund, Ltd and OZ Global Special Investments Master Fund, LP. (collectively, the “Funds”) on a discretionary basis and acted as their investment advisor. By virtue of its discretionary investment management powers, OZ was deemed to have an interest in all of the 116,092,190 ordinary shares (some of which are held in the form of ADSs) then held by the Funds, representing approximately 5.8% of our outstanding ordinary shares at that time. Prior to April 2007, OZ was not a major shareholder of our Company. At the end of April 2007, we received a subsequent notice stating that due to the sale of 79,023,690 ordinary shares (some of which are held in the form of ADSs), OZ was deemed to have an interest in 37,703,900 ordinary shares (some of which are held in the form of ADSs) then held by the Funds, representing approximately 1.9% of our outstanding ordinary shares at that time.

•	In May 2007, we received notice from Marathon that it had voting and dispositive control over 102,305,000 ordinary shares, which represented 5.0% of our outstanding ordinary shares at that time, and dispositive but non-voting control over an additional 37,549,000 ordinary shares, which represented 1.8% of our outstanding ordinary shares at that time. Prior to May 2007, Marathon was not a major shareholder of our Company.
Our ordinary shares have been traded on the SGX-ST since January 31, 2000. Our ADSs were traded on Nasdaq from January 28, 2000 to December 28, 2007. We voluntarily delisted our ADSs from Nasdaq with effect from December 31, 2007.
As of February 15, 2008, 93,500 of our ordinary shares, representing less than 0.01% of our outstanding shares, were held by a total of 34 holders of record with addresses in the United States. In addition, as of February 15, 2008, 3,145,964 of our ADSs representing 31,459,640 of our ordinary shares and approximately 1.54% of our outstanding shares, were held by a total of nine holders of record with addresses in the United States. Because many of our ordinary shares and ADSs were held by brokers and other institutions on behalf of shareholders in street name, we believe that the number of beneficial holders of our ordinary shares and ADSs is higher.
The closing price of our ordinary shares on the SGX-ST was S$1.32 per ordinary share on January 31, 2008.
Related Party Transactions
Temasek is a holding company with investments in a group of companies (the “Temasek Group”). We engage in transactions with companies in the Temasek Group in the ordinary course of business. Such transactions are generally entered into on normal commercial terms. We entered into a turnkey contract with Chartered in March 2000 pursuant to which we agreed to provide wafer sort, packaging and test services to Chartered. The term of this agreement, which was due to expire in March 2003, was extended to March 2005 by an amendment agreement dated October 30, 2002 and is automatically renewed on an annual basis unless otherwise terminated. This agreement governed the conduct of business between the parties relating to, among other things, our provision of sort, packaging and test services to Chartered which were previously governed solely by purchase orders executed by Chartered. The agreement did not contain any firm commitment from Chartered to purchase or from us to supply services covered thereunder. In April 2004, we entered into another test services agreement with Chartered pursuant to which we agreed to give Chartered priority to use six of our testers, and access to six additional testers, for which Chartered guaranteed minimum loading and issuance of purchase orders of US$450,000 per month. This test services agreement expired in March 2005. In March 2005, we entered into a three-year partnership agreement with Chartered pursuant to which we agreed to provide wafer sort, assembly and test services to Chartered. This is not a firm commitment from Chartered to purchase from us nor is it a firm commitment from us to supply services covered thereunder. In August 2007, we entered into a three-year joint development agreement with Chartered pursuant to which we agreed to jointly develop packaging technology including, but not limited to, the flip-chip assembly technology for Chartered’s advanced wafer technologies. The joint development agreement may be terminated by either of us upon 60 days written notice.
In June 2006, we entered into a strategic joint venture with CR Logic to sell packaging and test equipment related to specific low lead count packages to CR Logic’s indirect wholly-owned subsidiary, ANST. ANST, an assembly and test company based in Wuxi, China, is a wholly owned subsidiary of MAT and, in connection with the transaction, we acquired a 25% shareholding in MAT with CR Logic owning a 75% interest. Under the agreements entered into in connection with the joint venture, ANST, has agreed to purchase more than 1,000 sets of key assembly and test equipment from STATS ChipPAC Shanghai Co., Ltd. for US$35 million, to be settled in cash installments over a four year period until 2010. STATS ChipPAC Shanghai Co., Ltd. has agreed to continue to provide sales and technical support to our existing customers on specific low lead count packages until December 31, 2009. In addition, STATS ChipPAC Shanghai Co., Ltd. has agreed to refer customers to ANST for which ANST has agreed to pay a commission on the aggregate amount of revenues generated from such orders on a quarterly basis in 2007, 2008 and 2009 and a goodwill payment of US$5.0 million if the transferred revenues exceed US$180 million over the four year period. The joint venture agreement entered into in connection with our share subscription and sale of assets regulates the relationships, rights and obligations of the shareholders of MAT. CR Logic proposes to assign these agreements to its sister subsidiary, CSMC Technologies Corporation, and we have consented to such assignment.
In April 2007, we entered into a letter agreement with STSPL relating to STSPL’s options proposal in connection with its tender offer for equity securities of our Company. This agreement governed the procedures for settlement of the options proposal, including payment mechanics. The agreement terminated automatically on June 30, 2007.
Our operations in Singapore are conducted in a building constructed on land held on a long-term operating lease from a statutory board of the Government of Singapore. The lease is for a 30-year period commencing March 1, 1996 and is renewable for a further 30 years subject to the fulfillment of certain conditions.
All new related party transactions (as defined in Item 404 of Regulation S-K under the Securities Act) require approval by the Audit Committee of our Board of Directors. In addition, more significant related party transactions must be separately approved by a majority of our Board of Directors. We also engage in transactions with other companies directly or indirectly controlled by Temasek, in the ordinary course of business. These transactions, which include transactions for gas, water and electricity, facilities management, transportation and telecommunication services are at their prevailing market rates/prices (including where appropriate, preferential rates and discounts) and on customary terms and conditions, and are generally not subject to review by the Audit Committee. These expenses amounted to approximately US$14.7 million, US$18.4 million and US$19.8 million for 2005, 2006 and 2007, respectively.

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STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
(Company Registration Number 199407932D)
Proxy Form
— Fourteenth Annual General Meeting

IMPORTANT
1.	For Investors who have used their CPF moneys to buy shares of STATS ChipPAC Ltd., the Annual Report 2007 is forwarded to them at the request of their CPF Approved Nominees and is sent solely FOR INFORMATION ONLY.
2.	This Proxy Form is not valid for use by CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.
3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

I/We,	(Name) of

(Address)

being a shareholder(s) of STATS ChipPAC Ltd. (the “Company”) hereby appoint:-

Name	Address	NRIC/ Passport No.	Proportion of Shareholding
(%)

*and/or

as my/our proxy, to attend and to vote for me/us on my/our behalf and, if necessary, to demand a poll, at the Fourteenth Annual General Meeting (“Fourteenth AGM”) of the Company to be held at 10 Ang Mo Kio Street 65, TechPoint #04-18/20 TechPoint, Singapore 569059, on April 23, 2008 at 10.00 a.m. (Singapore time), and at any adjournment thereof.

(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Resolutions as set out in the Notice of the Fourteenth AGM and summarised below. In the absence of any specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Fourteenth AGM.)

No.	Routine Business — Ordinary Resolutions	For	Against
1	To adopt the Audited Financial Statements of the Company for the year ended December 30, 2007, together with the Reports of the Directors and the Auditors.
2(a)	To re-elect Mr. Tan Lay Koon as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
2(b)	To re-elect Mr. Peter Seah Lim Huat as a Director of the Company pursuant to Article 94 of the Company’s Articles of Association.
3	To re-elect Mr. Phoon Siew Heng as a Director of the Company pursuant to Article 99 of the Company’s Articles of Association.
4(a)	To re-appoint Mr. Charles R. Wofford as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.
4(b)	To re-appoint Mr. R. Douglas Norby as a Director of the Company pursuant to Section 153(6) of the Companies Act, Chapter 50.
5	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration.
6	To approve Directors’ fees totalling approximately US$565,610 for the year ended December 30, 2007.
7	To approve Directors’ fees totalling approximately US$518,000 for the year ending December 28, 2008.
Special Business — Ordinary Resolutions
8(a)
To authorise the Directors to allot and issue shares in the capital of the Company and to create and issue instruments and to allot and issue shares in the capital of the Company in connection therewith pursuant to Section 161 of the Companies Act, Chapter 50.

No.	Special Business — Ordinary Resolutions	For	Against
8(b)
To authorise the Directors to allot and issue shares in the capital of the Company pursuant to the exercise of the options under the STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan and the STATS ChipPAC Ltd. Substitute Equity Incentive Plan.

8(c)	To authorise the Directors to allot and issue shares in the capital of the Company pursuant to the exercise of the options granted under the STATS ChipPAC Ltd. Share Option Plan, as amended.
8(d)	To authorise the Directors to allot and issue fully paid shares pursuant to the vesting of the Restricted Share Units in accordance with the STATS ChipPAC Ltd. Restricted Share Plan.
8(e)	To approve the amendments to, and the renewal of, the Share Purchase Mandate.
Special Business — Special Resolution
8(f)	To approve the alterations to Article 90 of the Articles of Association of the Company.

Dated this _________ day of _________________  2008.

Total Number of Shares Held

IMPORTANT Please read Notes

Signature(s) of Shareholder(s)/Common Seal

*Please delete accordingly.

Notes:-
1.	Please insert the total number of ordinary shares (“Shares”) held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members). A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at registered office of the Company at 10 Ang Mo Kio Street 65, TechPoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for the Fourteenth Annual General Meeting.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.	A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Fourteenth Annual General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.

General:

The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Fourteenth Annual General Meeting, as certified by The Central Depository (Pte) Limited to the Company.